ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

Currently, no Director, Officer, Employee, Outsider, or any other entity holds any Common stock, Preferred
Stock, long term debentures, or any other obligation to any person, partnerships, entities, investment groups, capital organizations, bank institutions of any degree or nature.